GOLDCORP TO RELEASE 2017 FOURTH QUARTER AND FULL YEAR RESULTS ON FEBRUARY 14; CONFERENCE CALL AND WEBCAST ON FEBRUARY 15

Vancouver, January 10, 2018 – GOLDCORP INC. **(TSX: G, NYSE: GG)** will release its 2017 fourth quarter and full year results after market close on February 14, 2018, followed by a conference call and webcast to be held on February 15, 2018 at 10:00 am PT.

Fourth Quarter and Full Year 2017 Conference Call and Webcast details:

Date:	Thursday, February 15, 2018
Time:	10:00 a.m. (PT)
Toll Free (US and Canada):	1-800-273-9672
Outside US and Canada:	1-416-340-2216

A live and archived webcast will also be available on Goldcorp's website at www.goldcorp.com.

The conference call will be available for replay by phone at:

Toll Free (US and Canada):	1-800-408-3053
Outside US and Canada:	1-905-694-9451
Replay end date:	March 18, 2018
Replay Passcode:	4818060#

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Etienne Morin	Christine Marks
Director, Investor Relations	Director, Corporate Communications
Telephone: (800) 567-6223	Telephone: (604) 696-3050
E-mail: info@goldcorp.com	E-mail: media@goldcorp.com